Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Options

On 16 October 2006, in connection with Orkla`s option programme, 5,000 options were exercised at a strike price of NOK 130.00.

A total of 1,785,410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 232,900 synthetic options of the cash bonus programme.

Orkla holds 2,459,799 of its own shares.

Orkla ASA, 16 October 2006

Contact:
Siv M. Skorpen, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION – Polimoon flagging

Date: 17.10.06

Orkla ASA has bought 70 500 shares in Polimoon ASA. After this transaction, Orkla ASA owns 1 943 080 shares in the company, which represents 5.03 % of the share capital.

Ref.:
Thomas Øybø, Financial Investments,
Tel: +47 22544529
Jon Langås, Financial Planning and Analysis,
Tel: +47 22544439

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Date: 18.10.06

Trade subject to notification – Tomra ASA

Orkla ASA has today, bought 550 000 shares in Tomra ASA. After this transaction, Orkla owns 17 391 000 shares, which represents 10.02 % of the share capital and votes in Tomra.